UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

ENLINK MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

29336U107

(CUSIP Number)

Adam Fliss

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336U107	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VII, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 58,306,274 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 58,306,274 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,306,274 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*

Reflects 58,306,274 common units (the “Common Units”) of EnLink Midstream Partners, LP (the “Issuer”) issuable upon the conversion of 58,306,274 Series B Cumulative Convertible Preferred Units (the “Series B Preferred Units”) of the Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**	The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

Page 2 of 10 Pages

CUSIP No. 29336U107	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 58,306,274 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 58,306,274 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,306,274 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*

Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**	The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.
Page 3 of 10 Pages

CUSIP No. 29336U107	SCHEDULE 13D	Page 4 of 10 Pages

.

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 58,306,274 (See Items 3, 4 and 5)*
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 58,306,274 (See Items 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,306,274 (See Items 3, 4 and 5)**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*

Reflects 58,306,274 Common Units of the Issuer issuable upon the conversion of 58,306,274 Series B Preferred Units of Issuer. The Series B Preferred Units are convertible on a one-for-one basis as described herein.

**	The calculation is based on the 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

Page 4 of 10 Pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on January 19, 2016, as amended and supplemented by Amendment No. 1 filed on March 7, 2017 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Units of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below.

“TPG Advisors VII holds 100 shares of common stock, and has appointed one of the two board members, of Enfield Holdings Advisors, Inc., a Delaware corporation (“Enfield Holdings Advisors”), which is the general partner of Enfield Holdings, which directly holds 58,306,274 Series B Preferred Units. Because of the relationship of TPG Advisors VII to Enfield Holdings, TPG Advisors VII may be deemed to beneficially own the Series B Preferred Units.”

Item 4. Purpose of Transaction.

This Amendment amends and restates the final two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“Support Agreement

On October 21, 2018, EnLink Midstream, LLC (“ENLC”), EnLink Midstream Manager, LLC, the managing member of ENLC (the “Manager”), NOLA Merger Sub, LLC, a wholly owned subsidiary of ENLC (“Merger Sub”), the Issuer and the EnLink General Partner entered into a definitive Agreement and Plan of Merger (“Merger Agreement”). Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer surviving the merger as a wholly owned subsidiary of ENLC (the “Merger”).

Concurrently with the execution of the Merger Agreement, Enfield Holdings, TPG VII Management, LLC (“TPG VII Management”), WSEP Egypt Holdings, LP (“WSEP”), WSIP Egypt Holdings, LP (“WSIP” and, together with WSEP, the “GS Investors” and, together with Enfield Holdings and TPG VII Management, the “Enfield Parties”), and the Partnership entered into a Support Agreement (the “Series B Support Agreement”), pursuant to which, among other things, Enfield Holdings agreed to vote its Series B Preferred Units in favor of the adoption of the Merger Agreement and granted an irrevocable proxy with respect to any action taken with respect to approval of the Merger Agreement to the chief executive officer of the EnLink General Partner and any other person designated by the Partnership Conflicts Committee (as defined below). Additionally, the Series B Support Agreement prohibits Enfield Holdings from transferring any of the Series B Preferred Units and Common Units it holds unless the transferee agrees to be bound by the Series B Support Agreement. The Series B Support Agreement will terminate upon the earliest of (i) such date and time as the Merger Agreement is terminated for any reason in accordance with its terms, (ii) the effective time of the Merger (the “Effective Time”), (iii) the mutual written agreement of the parties to the Series B Support Agreement, with, in the case of the Issuer, the approval of the conflicts committee of the board of directors of the EnLink General Partner (the “Partnership Conflicts Committee”), and (iv) a “Recommendation Change” under the Merger Agreement by the Partnership Conflicts Committee.

Preferred Restructuring Agreement

Concurrently with the execution of the Merger Agreement, the Enfield Parties, ENLC, the Manager, the Issuer and the EnLink General Partner (ENLC, the Manager, the Issuer and the EnLink General Partner collectively referred to as the “EnLink Parties”) entered into a Preferred Restructuring Agreement (the “Preferred Restructuring Agreement”), pursuant to which, among other things, Enfield Holdings and the EnLink Parties agreed that (i) each Series B Preferred Unit issued and outstanding immediately prior to the Effective Time shall, at the Effective Time,

Page 5 of 10 Pages

continue to be issued and outstanding and represent a limited partner interest in the Issuer, with terms and conditions modified in accordance with the Amended Issuer LPA (as defined below), including exchangeability of the Series B Preferred Units, under certain conditions, into ENLC Common Units instead of Common Units, subject to the election of the Issuer to instead redeem for cash any such exchanged Series B Preferred Units, and no additional consideration will be delivered to any holder of Series B Preferred Units in respect of the Merger and the Preferred Restructuring Agreement and (ii) ENLC will issue to Enfield Holdings, for no additional consideration, a new class of non-economic common units representing limited liability company interests in ENLC (the “Class C Common Units”) equal to the number of Series B Preferred Units held by Enfield Holdings immediately following the Effective Time in order to provide Enfield Holdings with certain voting rights at ENLC in accordance with the Amended Operating Agreement (as defined below). For each additional Series B Preferred Unit issued by the Issuer pursuant to the Amended Issuer LPA (as defined below), ENLC will issue an additional Class C Common Unit to the applicable holder of such Series B Unit pursuant to the Amended Operating Agreement.

In connection with such treatment of the Series B Preferred Units, the EnLink Parties and the Enfield Parties agreed that (i) the EnLink General Partner will cause the Ninth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 21, 2017, as amended, to be amended and restated pursuant to a form of the Tenth Amended and Restated Agreement of Limited Partnership of the Issuer that is attached as an exhibit to the Preferred Restructuring Agreement (the “Amended Issuer LPA”), and (ii) the Manager will cause the First Amended and Restated Operating Agreement of Parent, dated as of March 7, 2014, to be amended and restated pursuant to a form of the Second Amended and Restated Operating Agreement of ENLC that is attached as an exhibit to the Preferred Restructuring Agreement (the “Amended Operating Agreement”), in each case to, among other things, reflect the previously described modifications to the terms of the Series B Preferred Units and the issuance of the Class C Common Units.

In addition, pursuant to the Preferred Restructuring Agreement, (i) ENLC has agreed to execute and deliver, as of the Effective Time, an Amended and Restated Registration Rights Agreement with Enfield Holdings in a form that is attached to the Preferred Restructuring Agreement, pursuant to which the Registration Rights Agreement will be amended and restated in its entirety in order to, among other things, provide Enfield Holdings with certain registration rights with respect to the ENLC Common Units that are issuable upon exchange of the Series B Preferred Units, (ii) the Manager and ENLC have agreed to execute and deliver, as of the Effective Time, an Amended and Restated Board Representation Agreement with TPG VII Management in a form that is attached to the Preferred Restructuring Agreement, pursuant to which the Board Representation Agreement will be amended and restated in its entirety, in order to, among other things, provide TPG VII Management with the right to appoint one member of the Board of Directors of the Manager (“Manager Board”), and (iii) the Manager, ENLC~~,~~ and the GS Investors have agreed to execute and deliver, as of the Effective Time, an Amended and Restated Board Information Rights Letter Agreement in a form that is attached to the Preferred Restructuring Agreement, pursuant to which that certain Board Information Rights Letter Agreement, dated January 6, 2016, by and among the Issuer, the EnLink General Partner, EnLink Midstream, Inc., a wholly owned subsidiary of ENLC, and the GS Investors will be amended and restated in its entirety, in order to provide the GS Investors certain information rights with respect to materials provided to the Manager Board.

The Preferred Restructuring Agreement will terminate upon the earliest of (i) such date and time as the Merger Agreement is terminated for any reason in accordance with its terms, (ii) the mutual written agreement of the parties to the Preferred Restructuring Agreement, (iii) the conversion of all of the Series B Preferred Units into Common Units, and (iv) certain amendments to the Merger Agreement.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing unitholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to

Page 6 of 10 Pages

be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the EnLink General Partner, including changing the number or term of directors or filling any existing vacancies on the board of directors of the EnLink General Partner; materially changing the present capitalization or distribution policy of the Issuer; materially changing the Issuer’s business or structure; changing the Issuer’s certificate of limited partnership, amended and restated agreement of limited partnership or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Purchase Agreement, the Issuer LPA, the Registration Rights Agreement, the Coordination Agreement, the Series B Support Agreement and the Preferred Restructuring Agreement set forth above are not intended to be complete and are qualified, respectively, in their entirety by reference to the full text of the Purchase Agreement, the Issuer LPA, the Registration Rights Agreement, the Coordination Agreement, the Series B Support Agreement and the Preferred Restructuring Agreement, which are filed as exhibits hereto and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below.

“(a)-(b) The following disclosure assumes there are a total of 408,652,311 Common Units of the Issuer outstanding, which includes (i) 350,346,037 Common Units outstanding as of July 26, 2018, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 1, 2018, and (ii) 58,306,274 Common Units deliverable upon conversion of the Series B Preferred Units reported herein.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 58,306,274 Common Units, which constitutes approximately 14.3% of the outstanding Common Units.”

Item 7. Material to be Filed as Exhibits.

This Amendment amends Item 7 of the Original Schedule 13D by adding the following:

“9. Support Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, and EnLink Midstream Partners, LP. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).

10.       Preferred Restructuring Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, EnLink Midstream, LLC, EnLink Midstream Manager, LLC, EnLink Midstream Partners, LP, and EnLink Midstream GP, LLC (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).”

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2018

TPG Advisors VII, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Bradford Berenson,

Name: Bradford Berenson, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Bradford Berenson,

Name: Bradford Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

Page 8 of 10 Pages

This Amendment amends and restates Schedule I of the Original Schedule 13D in its entirety as set forth below.

“SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Adam Fliss	Vice President
Joann Harris	Chief Compliance Officer
Martin Davidson	Chief Accounting Officer
Steven A. Willmann	Treasurer
Stephen D. Rose	Assistant Treasurer”

Page 9 of 10 Pages

INDEX TO EXHIBITS

  Agreement of Joint Filing, as required by Rule 13d-1-(k)(1) under the Act, dated January 19, 2016, by and among TPG Advisors VII, Inc., David Bonderman and James G. Coulter (incorporated by reference to Exhibit 1 of the Schedule 13D of TPG Advisors VII, Inc., David Bonderman and James G. Coulter relating to the Issuer filed on January 19, 2016).
  Convertible Preferred Unit Purchase Agreement, dated December 6, 2015, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on December 7, 2015).
  Coordination and Securityholders’ Agreement, dated as of January 7, 2016, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto (incorporated herein by reference to Exhibit 3 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 19, 2016).
  Board Representation Agreement, dated as of January 7, 2016, by and among EnLink Midstream GP, LLC, EnLink Midstream Partners, LP, EnLink Midstream, Inc. and TPG VII Management, LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
  Registration Rights Agreement, dated as of January 7, 2016, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
  Eighth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of January 7, 2016, by and among EnLink Midstream GP, LLC, together with any other persons who become partners in the partnership (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
  Amended and Restated Coordination and Securityholders’ Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto (incorporated herein by reference to Exhibit 6 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on March 7, 2017).
  Guarantee Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P. and JPMorgan Chase Bank, N.A., London Branch (incorporated herein by reference to Exhibit 7 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on March 7, 2017).
  Support Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, and EnLink Midstream Partners, LP. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).
  Preferred Restructuring Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, EnLink Midstream, LLC, EnLink Midstream Manager, LLC, EnLink Midstream Partners, LP, and EnLink Midstream GP, LLC (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).

Page 10 of 10 Pages